Exhibit 2.1

CONSULTING, TRANSITION AND RELEASE AGREEMENT

This Consulting, Transition and Release Agreement (hereinafter “Agreement”) is made and entered into by and between Michele Richards (hereinafter “Richards”) and NTN Buzztime, Inc. (hereinafter “NTN Buzztime”), and inures to the benefit of each of NTN Buzztime’s current, former and future parents, subsidiaries, related entities, employee benefit plans and their fiduciaries, predecessors, successors, officers, directors, shareholders, agents, insurers, employees and assigns, each of whom are to be considered principals, or, in the alternative, intended third party beneficiaries of this Agreement.

RECITALS

Richards and NTN Buzztime NTN have determined that it is in their mutual best interest for Richards to voluntarily resign her current position and regular full-time employment with NTN Buzztime effective February 1, 2008. However, NTN Buzztime wants to continue to use Richards’ services as a consultant during what it expects to be a transitional period for portions of the company’s business and generally similar to Richards’ former responsibilities with NTN Buzztime, and Richards agrees to such a relationship.

NTN Buzztime and Richards therefore desire to completely, permanently resolve any and all disputes, claims and issues arising out of Richards’ employment with NTN Buzztime and the termination of that employment, as well as any and all other disputes, claims and issues that exist or may exist at this time.

AGREEMENT

Based on the foregoing facts and in consideration of the execution of this Agreement, the mutual covenants and promises contained in the following paragraphs and for other good and valuable consideration, NTN Buzztime and Richards agree as follows:

1. Effective Date and Term of Agreement. This Agreement and the consulting relationship provided in the Agreement shall be effective on the eighth day after Richards executes the Agreement provided that she does not revoke it as provided in Paragraph 12(e) (“Effective Date”). The maximum term of the Agreement and consulting relationship is intended to be the six (6) months. However, the Agreement is subject to earlier termination in accordance with Paragraphs 11(a)-(e).

2. Consulting Duties and Responsibilities. Richards agrees to perform the consulting services specified in Exhibit A to this Agreement as well as any other related consulting services that NTN Buzztime may request.

3. Compensation. In exchange for the consulting work that Richards will provide to NTN Buzztime and other consideration provided herein, NTN Buzztime will provide Richards with the following compensation:

a. Consulting Fees. NTN Buzztime will pay Richards a monthly consulting fee (“Consulting Fee”) from the Effective Date of the Agreement until the Agreement terminates in accordance with Paragraphs 11(a)-(e). The Consulting Fee will be $18,333 per month and will be payable semi-monthly. Payments will be made on the 15th of each month or the next business day if the 15th falls on a weekend or holiday and on the last business day of each month for services provided in that month. The initial anticipated time commitment would be thirty (30) hours per week for the first sixty (60) days in the NTN Buzztime headquarters office. Subsequent time commitment would adjust to twenty (20) hours per week in the office for the remainder of the Term. Richards must submit semi-monthly invoices to NTN Buzztime on the first business day after the 15th day of each month and the last business day of the month showing her hours worked. The Consulting Fee will be prorated for any month in which the consulting services are provided for only a partial month. The right to Consulting Fees terminates when the Agreement terminates in accordance with Paragraphs 11(a)-(e) except as expressly provided in Paragraph 3(b).

b. Payment for Early Termination of Agreement by NTN Buzztime. Should NTN Buzztime terminate the Agreement pursuant to Paragraph 11(a), it will pay Richards a lump sum equal to what the Consulting Fees would be for the portion that remains of the six month period following the Effective Date of the Agreement as of the termination. This payment is referred to herein at the “Early Termination Payment” and will never exceed a maximum of six months of Consulting Fees. Richards will not be entitled to the Early Termination Payment if she chooses to terminate the Agreement before the six-month term pursuant to Paragraph 11(a) or if the Agreement terminates under Paragraphs 11(b)-(e).

c. Outplacement Services. NTN Buzztime shall provide Richards with outplacement services for three months from the Effective Date of the Agreement unless Richards terminates the Agreement earlier in accordance with Paragraph 11(a) or the Agreement terminated pursuant to Paragraphs 11(b)-(e), in which case the outplacement benefits will also terminate. Richards may access the outplacement benefits by contacting the representative listed in the information packet.

d. Minimum Consulting Commitment. Richards agrees to work for no less than sixty (60) days from the Effective Date of this Agreement.

e. Taxes. Because Richards is not an employee of NTN Buzztime, Richards is solely responsible for paying all required state and federal taxes. NTN Buzztime will not withhold FICA (Social Security), will not make State Disability Insurance contributions, will not make state or federal unemployment insurance contributions on behalf of Richards and will not withhold state or federal income tax. NTN Buzztime shall issue Form 1099s to Richards for the Consulting Fees and, if applicable, for the Early Termination Payment.

f. Expenses Subject to Reimbursement. Richards will be responsible for all costs and expenses incidental to the performance of consulting services for NTN Buzztime.

g. Independent Contractor Status. It is the express intention of the parties that Richards is an independent contractor and not an employee, agent, joint venturer or partner of NTN Buzztime. Nothing in this Agreement shall be interpreted or construed as creating or establishing an employment relationship between Richards and NTN Buzztime.

h. No Employment Benefits. Richards acknowledges and agrees that NTN Buzztime is under no obligation to provide and shall not provide her with any with any medical, dental, vision, life insurance, disability insurance or retirement benefits or any other type or form of employment benefits.

i. Entitlement to Consideration. By signing this Agreement, Richards acknowledges that she would not be entitled to the consideration provided in Paragraphs 3(a)-(d) were it not for her execution of this Agreement.

4. Supplemental Consideration and Supplemental Release Agreement.

a. Within thirty (30) calendar days following the termination of this Agreement pursuant to Paragraph 11(a) or Paragraph 11(b), Richards shall execute and provide to NTN Buzztime the Supplemental Agreement attached hereto as Exhibit B by mailing it or otherwise delivering it to: Shannon Kehle, NTN Buzztime, Inc., 5966 La Place Court, Suite 100, Carlsbad, CA 92008.

b. Within fifteen (15) calendar days of NTN Buzztime’s receipt of the Supplemental Release Agreement executed by Richards, NTN Buzztime shall provide an additional lump sum payment to Richards in the gross amount of Eight Thousand Dollars and Zero Cents ($8,000.00) (“Supplemental Compensation”). By signing this Agreement, Richards acknowledges that she would not and will not be entitled to the Supplemental Compensation unless she signs the Supplemental Agreement

c. The Supplemental Compensation shall not be subject to any withholdings or deductions by NTN Buzztime. NTN Buzztime shall issue to Richards a Form 1099 for the amount of the Supplemental Compensation.

d. If Richards does not execute the Supplemental Agreement as provided herein, or if this Agreement is terminated pursuant to Paragraphs 11(c)-(e), then NTN Buzztime will have no obligation to provide the Supplemental Compensation to Richards.

5. Acknowledgment of Compensation Received. Richards represents and acknowledges that, prior to the date of her execution of this Agreement, she has received from NTN Buzztime any and all wages, benefits and other compensation due and owing to her as a result of her employment with NTN Buzztime, including without limitation any and all accrued but unused vacation time. Richards further agrees that as of her separation of employment from NTN Buzztime, the only claim for monies owed to her by NTN Buzztime would be as set forth in this Agreement.

6. Exercise of Vested Stock Options. Richards acknowledges and agrees that any stock option benefits she is entitled to and any rights she may have to exercise vested stock options are governed by the 2004 Performance Incentive Plan and previous Stock Option Plans which stock options have been granted under prior to 2004.

7. Tax Liability and Representations. Richards agrees that NTN Buzztime has made no representations to her regarding the tax consequences of the Consulting Fees and/or the Supplemental Compensation and that she has not relied upon any such representations in entering into this Agreement. Richards agrees to pay all federal or state taxes, if any, which are required by law to be paid with respect to the Consulting Fees and/or Supplemental Compensation. Richards further agrees to indemnify and hold NTN Buzztime, its predecessors, and its current and former officers, directors, employees, attorneys, representatives, successors and assigns harmless from any claims, demands, deficiencies, levies, assessments, executions, judgments or recoveries by any governmental entity against NTN Buzztime, or any of the foregoing persons or entities, for any amounts claimed due on account of her receipt for the Consulting Fees and/or the Supplemental Compensation or pursuant to claims made under any federal or state tax laws.

8. Richards’s General Release. In exchange for the consideration provided by this Agreement and except for those obligations created by or arising out of this Agreement, Richards, on her own behalf and behalf of her descendants, dependents, heirs, executors, administrators, assigns and successors, and each of them, to the fullest extent permitted by law releases and discharges NTN Buzztime, its divisions, subsidiaries, parents, or affiliated partnerships and corporations, past and present, and each of them, as well as its and their directors, officers, shareholders, partners, representatives, attorneys, assignees, successors, agents, insurers, and employees, past and present, and each of them (individually and collectively, “Releasees”), from and with respect to any and all claims, rights, obligations, demands, actions, liabilities and causes of action of any kind or nature whatsoever, known or unknown, suspected or unsuspected (collectively, “Claim” or “Claims”), arising out of or in any way connected with Richards’ employment, termination of employment, and any other relationship with, interest in or separation from NTN Buzztime which may be raised pursuant to any law, constitution, statute, regulation or any common law theory, whether in tort, contract, equity or otherwise and regardless of the type of damages or recovery sought. This release includes, without limiting the foregoing, any and all Claims for severance pay, stock, stock options or stock option benefits, profit sharing, bonus or similar benefit, sick leave, pension, retirement, vacation pay, life insurance, health or medical insurance (except as otherwise specified herein) or any other fringe benefit, or disability, or any other Claims resulting from any act or omission by or on the part of Releasees committed or omitted prior to the date of this Agreement. This release also includes, without limiting the generality of the foregoing, any Claim under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Occupational Safety and Health Act, the California Fair Employment and Housing Act, the California Labor Code, the California Constitution, the California Business & Professions Code, the California Family Rights Act, the Sarbanes Oxley Act, Securities and Exchange Commission rules or any other federal, state or local law, regulation, ordinance, public policy, contract, tort or common law claim.

9. Exclusions from Release. Nothing in this Agreement prohibits Richards from filing a charge or complaint with or participating in any investigation or proceeding conducted by the Equal Employment Opportunity Commission, National Labor Relations Board or any comparable state or local agency. However, Richards agrees to waive her right to recover monetary damages in any such charge or complaint. The release in this Agreement also does not apply to claims that arise after the date that Richards signs this Agreement, the consideration for this Agreement, the company’s expense reimbursement provisions, rights under California Labor Code section 2802, vested rights under NTN Buzztime’s employee benefit plans, and any claims that the controlling law clearly states may not be released by private agreement.

10. Civil Code § 1542. This Agreement is intended to be effective as a general release of and bar to all claims as stated above. Accordingly, Richards hereby expressly waives any rights and benefits conferred by Section 1542 of the California Civil Code, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

11. Termination of Agreement.

a.	Termination Upon Notice. This Agreement may not be terminated by Richards sooner than forty-five (45) days from the Effective Date. After forty-five (45) days has elapsed from the Effective Date Richards may terminate this Agreement at any time, for any reason, or for no reason, upon fifteen days (15) written notice to NTN Buzztime. NTN Buzztime may be terminated this Agreement at any time, for any reason, or for no reason, upon fifteen days (15) written notice to Richards. Notice to NTN Buzztime shall be provided to Shannon Kehle NTN Buzztime, Inc., 5966 La Place Court, Suite 100, Carlsbad, CA 92008. Notice to Richards shall be provided to the following address: Michele Richards, 2878 Avenida Cerenza, Carlsbad, CA 92009.

b.	Automatic Termination Upon Receipt of New Employment. This Agreement shall automatically terminate when Richards finds new employment. Richards must provide NTN Buzztime with written notice of her acceptance of new employment within five (5) business days of the acceptance either by email to Shannon Kehle at shannon.kehle@ntnbuzztime.com or via letter to Shannon Kehle at NTN Buzztime, Inc., 5966 La Place Court, Suite 100, Carlsbad, CA 92008. New Employment is defined as regular full-time employment with an entity other than NTN Buzztime, Inc. whereby Richards would receive a W2 at the end of the calendar year. Richards will be deemed to have found other employment for purposes of this Agreement and trigger the automatic termination of the Agreement three (3) days after she sends notice via letter or one (1) day after she sends notice via email.

c.	Automatic Termination Upon Richards’s Death. The Agreement shall automatically terminate upon the death of Richards.

d.	Automatic Termination Upon Richards’s Disability. The Agreement shall automatically terminate upon Richards becoming permanently disabled or incapacitated such that she cannot effectively provide the consulting services in this Agreement for a period of more than thirty (30) days. The automatic termination will be effective upon the expiration of the thirty (30) day period of disability/incapacity.

e.	Termination For Cause. NTN Buzztime has the right to immediately terminate the Agreement for Cause upon notice to Richards at the address specified in Paragraph 11(a). For purposes of this Agreement, “Cause” shall mean:

i.	indictment for or conviction of any felony or any crime involving dishonesty or moral turpitude;

ii.	active or passive involvement in any fraud or act of dishonesty against NTN Buzztime;

iii.	theft, abuse or misuse of NTN Buzztime’s property, including proprietary and/or trade secret information;

iv.	performance deficiencies by Richards, which according to NTN Buzztime’s good faith and reasonable determination, demonstrates that Richards is unable to competently and adequately continue to perform the consulting services expected of her.

12. Acknowledgment of Rights and Waiver of Claims Under the Age Discrimination in Employment Act (“ADEA”). Richards expressly acknowledges and agrees that:

a.	She has had the opportunity of a full twenty-one (21) days within which to consider this Agreement before signing it although she may by her own choice execute this Agreement earlier.

b.	She is knowingly and voluntarily waiving any rights or claims that she may have arising under the federal Age Discrimination in Employment Act of 1967 (29 U.S.C. § 621 et. seq.), which have arisen on or before the date of execution of this Agreement.

c.	In return for this Agreement, Richards will receive consideration, i.e., something of value, beyond that to which she was already entitled before entering into this Agreement.

d.	She was advised and is hereby advised in writing by this Agreement to consult with an attorney of her choice before signing this Agreement;

e.	Richards was informed, and is informed in this writing, that she has seven (7) days following the date she executes this Agreement in which to revoke it. Richards may revoke this Agreement only by giving NTN Buzztime formal, written notice of her revocation, addressed to: Shannon Kehle, NTN Buzztime, Inc., 5966 La Place Court, Suite 100, Carlsbad, CA 92008.

f.	Richards acknowledges and understands that this Agreement shall not be effective if Richards revokes it.

g.	She understands that any rights or claims under the Age Discrimination in Employment Act of 1967 that may arise after the date this Agreement is signed are not waived.

13. No Authority to Bind or Make Representations On Behalf of NTN Buzztime. Without the express written consent of NTN Buzztime, Richards shall have no apparent, actual or implied authority to pledge the credit of NTN Buzztime, its affiliates or any of its other employees, to bind NTN Buzztime or its affiliates under any contract, agreement, note, mortgage or otherwise to release or discharge any debt due to NTN Buzztime or its affiliates unless or to sell, mortgage, transfer or otherwise dispose of any assets of NTN Buzztime. In addition, Richards shall have no apparent, actual or implied authority to make any public statement or representations on behalf of NTN Buzztime or to serve as an authorized corporate signatory on behalf of NTN Buzztime without NTN Buzztime’s express written consent.

14. Severability. Richards agrees that if any provision of the release given by her under this Agreement or any other provision of this Agreement is found to be unenforceable, it will not affect the enforceability of the remaining provisions and all remaining provisions shall be enforced and enforceable to the fullest extent permitted by law.

15. Promise to Maintain Confidentiality of Confidential Information. Regardless of whether Richards accepts this Agreement, Richards shall continue to maintain the confidentiality of all confidential and proprietary information of NTN Buzztime as required by the Confidentiality and Work for Hire Agreement, which, to the fullest extent necessary to protect the confidentiality of information, remains in effect after the date of the termination of her employment, executed by him in favor of NTN Buzztime.

16. No Admission of Liability. The parties agree that this Agreement, and performance of the acts required by it, does not constitute an admission of liability, culpability, negligence or wrongdoing on the part of anyone, and will not be construed for any purpose as an admission of liability, culpability, negligence or wrongdoing by any party and/or by any parties’ current, former or future parents, subsidiaries, related entities, predecessors, successors, officers, directors, shareholders, agents, insurers, employees and assigns. NTN Buzztime specifically disclaims any liability to Richards or any other person, for any alleged violation of the rights of Richards or any person, or for any alleged violation of any order, law, statute, duty or contract on the part of NTN Buzztime, its employees or agents or related companies or their employees or agents.

17. Enforcement. It is further understood and agreed that if, at any time, a violation of any term of this Agreement is asserted by any party hereto, that party shall have the right to seek specific performance of that term and/or any other necessary and proper relief, including but not limited to damages, from any court of competent jurisdiction. The prevailing party shall be entitled to recover its reasonable costs and attorneys’ fees in such an action except where the action is brought under the Age Discrimination in Employment Act and/or the Older Worker’s Benefit Protection Act, in which case controlling federal law will govern.

18. Integrated Agreement. This instrument constitutes and contains the entire agreement and understanding concerning the subject matter herein. Except with respect to the existing and continuing obligations imposed upon Richards by the other agreements she has executed in favor of NTN Buzztime which remain effective after the termination of Richards’s employment, including the

Confidentiality and Work for Hire Agreement, this Agreement supersedes and replaces all prior negotiations and agreements, proposed or otherwise, whether written or oral, between the parties concerning the subject matters herein. This is a fully integrated document.

19. Non-Transfer of Released Matters. Richards warrants and represents that she has not heretofore assigned or transferred to any person any released matter or any part or portion thereof, and Richards shall defend, indemnify and hold harmless NTN Buzztime and any Releasee from and against any claim (including the payment of attorneys’ fees and costs actually incurred whether or not litigation is commenced) based on or in connection with or arising out of any such assignment or transfer made, purported or claimed.

20. Waiver, Amendment and Modification of Agreement. The parties agree that no waiver, amendment or modification of any of the terms of this Agreement shall be effective unless in writing and signed by all parties affected by the waiver, amendment or modification. No waiver of any term, condition or default of any term of this Agreement shall be construed as a waiver of any other term, condition or default.

21. Counterparts. This Agreement may be signed in counterparts as though signed as one document. Signatures provided by facsimile and by electronic scan shall have the same force and effect as original signatures.

22. Voluntary Execution. The parties hereby acknowledge that they have read and understand this Agreement and that they sign this Agreement voluntarily and without coercion.

IN WITNESS WHEREOF, the parties have executed this Agreement on the respective dates set forth below:

Dated: , 2007
Michele Richards

NTN BUZZTIME, INC.

Dated: , 2007
Dario L. Santana
Chief Executive Officer

EXHIBIT A

1.	Engineering management for iTV or for any other engineering project related to the company’s business.

2.	Technical evaluation and vendor selection for Digital Media and Digital Signage

3.	Operations management, operations improvement

4.	IT management and IT issues